SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. . . .)

Knight Capital Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

499005106

(CUSIP Number)

David A. Knight

Stephens Investments Holdings LLC

111 Center Street

Little Rock, AR 72201

(501) 377-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 6, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 499005106

(1)	Names of reporting persons I.R.S. Identification No. of Above Persons (entities only) Stephens Investments Holdings LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Arkansas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 20,000,010*
	(8)	Shared voting power 0
	(9)	Sole dispositive power 20,000,010*
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 20,000,010*
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 17.0*
(14)	Type of reporting person (see instructions) OO, HC

*	Represents shares of Common Stock beneficially owned by Stephens KCG LLC which Stephens Investments Holdings LLC, as the sole manager of Stephens KCG LLC, may be deemed to beneficially own.

CUSIP No. 208242107

(1)	Names of reporting persons I.R.S. Identification No. of Above Persons (entities only) Stephens KCG LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Arkansas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 20,000,010
	(8)	Shared voting power 0
	(9)	Sole dispositive power 20,000,010
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 20,000,010
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 17.0
(14)	Type of reporting person (see instructions) OO

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(1)	Names of reporting persons I.R.S. Identification No. of Above Persons (entities only) SIE KCG LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Arkansas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 500,000*
	(8)	Shared voting power 0
	(9)	Sole dispositive power 500,000*
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 500,000*
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.5
(14)	Type of reporting person (see instructions) OO

*	Represents shares owned by Stephens KCG LLC which SIE KCG LLC has the right to acquire upon the closing of a purchase agreement between the parties.

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(1)	Names of reporting persons I.R.S. Identification No. of Above Persons (entities only) Warren A. Stephens
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 20,000,010*
	(8)	Shared voting power 0
	(9)	Sole dispositive power 20,000,010*
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 20,000,010*
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 17.0*
(14)	Type of reporting person (see instructions) IN, HC

*	Represents shares of Common Stock owned by Stephens KCG LLC which Mr. Stephens may be deemed to beneficially own through a control relationship.

CUSIP No. 499005106

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the Class A Common Stock, par value $.01 per share (the “Common Stock”), of Knight Capital Group, Inc., a Delaware corporation (the “Company”), the principal executive offices of which are located at 545 Washington Blvd., Jersey City, NJ 07310.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being filed jointly by Stephens KCG LLC (“Stephens KCG”), Stephens Investments Holdings LLC (“SIH”), SIE KCG LLC (“SIE KCG”), and Warren A. Stephens, referred to herein collectively as the “Reporting Persons.”

(1) Stephens KCG is an Arkansas limited liability company. The principal business of Stephens KCG is to hold an investment in the securities of the Company. WAS Family Trust One dated March 31, 2009, Harriet C. Stephens, Trustee (“WAS Family Trust One”) is an Arkansas trust and the majority shareholder of Stephens KCG. The principal business of WAS Family Trust One is making investments. Harriet C. Stephens is principally employed as a trustee of various family trusts.

(2) SIH is an Arkansas limited liability company and the sole manager of Stephens KCG. The principal business of SIH is making investments. The sole owner of SIH is Warren A. Stephens Revocable Trust UID 8/19/05, an Arkansas trust, Warren A. Stephens, sole trustee. The executive officers of SIH are Warren A. Stephens, Curtis F. Bradbury, Jr., and Douglas H. Martin. As the sole manager of Stephens KCG, SIH may be deemed to control Stephens KCG.

(3) SIE KCG is an Arkansas limited liability company. The principal business of SIE KCG is to hold an investment in the securities of the Company. Its managers are Curtis F. Bradbury, Jr., Mark C. Doramus, and David A. Knight. Mr. Bradbury is principally employed as Senior Executive Vice President and Chief Operating Officer of Stephens Inc. and Executive Vice President and Co-Manager of SIH. Mr. Doramus is principally employed as Senior Executive Vice President and Chief Operating Officer of Stephens Inc. Mr. Knight is principally employed as Executive Vice President and General Counsel of Stephens Inc.

(4) Warren A. Stephens is principally employed as President and CEO of Stephens Inc., an Arkansas corporation, and President and Co-Manager of SIH. Because of Mr. Stephens’ ownership and control of SIH, which is the sole manager of Stephens KCG, Mr. Stephens may be deemed to control Stephens KCG.

The business address of the Reporting Persons and each other person identified above is 111 Center Street, Little Rock, Arkansas 72201. Each individual identified above is a citizen of the United States. During the past five years none of the Reporting Persons or other persons listed above have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been the subject of any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On August 6, 2012, SIH purchased from the Company 5,970 shares of the Company’s Series A-1 Preferred Stock, par value $0.01 per share (“Series A-1 Preferred Stock”), and 24,030 shares of the Company’s Series A-2 Preferred Stock, par value $0.01 per share (“Series A-2 Preferred Stock,” and collectively with the Series A-1 Preferred Stock, the “Series A Preferred Stock”). SIH paid $30,000,000 for the 30,000 shares of Series A Preferred Stock, representing a price per share of $1,000. SIH used working capital to purchase the shares.

On August 9, 2012, Stephens KCG purchased from SIH the 30,000 shares of Series A Preferred Stock for $30,004,931.51, representing a price per share of approximately $1,000.16. Stephens KCG used working capital to purchase the shares.

On August 13, 2012, Stephens KCG filed a notice with the Company to convert at no cost its 24,030 shares of the Series A-2 Preferred Stock into 24,030 shares of Series A-1 Preferred Stock.

On August 14, 2012, Stephens KCG entered into a securities purchase agreement to sell 750 shares of the Series A-1 Preferred Stock to SIE KCG for $750,328.77, representing a price per share of approximately $1,000.44. SIE KCG intends to use working capital to purchase the shares at closing.

ITEM 4. PURPOSE OF TRANSACTION.

On August 6, 2012, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”), by and among the Company, SIH, and other investors party thereto (collectively, the “Investors”), pursuant to which, among other things, the Company issued and sold 400,000 shares of Series A Preferred Stock in a private placement to the Investors in exchange for aggregate cash consideration of $400,000,000 (the “Securities Investments”). The Series A Preferred Stock consists of 79,600 shares of the Series A-1 Preferred Stock and 320,400 shares of the Series A-2 Preferred Stock. The Securities Investments were completed on August 6, 2012 (the “Closing Date”). The preferences, limitations, powers and relative rights of the Series A-1 Preferred Stock and the Series A-2 Preferred Stock are set forth in the Certificate of Designations (the “Certificate of Designations”).

Each share of Series A-1 Preferred Stock is convertible into shares of Common Stock at the Conversion Rate described below. Following the date on which all required regulatory approvals have been obtained and applicable waiting periods have expired (the “Full Convertibility Date”), each share of Series A-2 Preferred Stock is convertible into a share of Series A-1 Preferred Stock, provided that the holder of such share of Series A-2 Preferred Stock delivers to the Company a certification that all required regulatory approvals have been obtained (and any applicable waiting periods have expired) for such conversion. Upon the conversion, the former holders of the Series A-2 Preferred Stock will have the preferences and rights of the holders of the shares of Series A-1 Preferred Stock. The Full Convertibility Date occurred on August 13, 2012.

The shares of Series A-1 Preferred Stock and Series A-2 Preferred Stock will also mandatorily convert into Common Stock at the Conversion Rate described below on the third trading day following the date on which the closing price of the Common Stock exceeds 200% of the then-applicable Conversion Price (as defined below) for 60 consecutive trading days, provided that the Company has filed a registration

CUSIP No. 499005106

statement with the Securities and Exchange Commission covering the resale of the Common Stock issuable upon such conversion and such registration statement has been declared effective and is available. The “Initial Conversion Rate” will be 666.667 shares of Common Stock per share of Preferred Stock. The Conversion Rate is subject to customary anti-dilution adjustments, including upon the occurrence of certain merger or acquisition transactions and fundamental changes. The “Conversion Price” is equal to 1,000 divided by the Conversion Rate in effect at such time, for an initial Conversion Price of $1.50 per share of Common Stock.

Neither the shares of Series A-1 Preferred Stock nor the shares of Series A-2 Preferred Stock are redeemable by the Company or by the holders other than in connection with certain fundamental corporate changes set forth in the Certificate of Designations.

The Reporting Persons did not acquire any rights to appoint a member or members to the Company’s board of directors (the “Board”) in connection with the Securities Investments or under the terms of the Purchase Agreement.

Holders of shares of the Series A-1 Preferred Stock are entitled to vote with holders of Common Stock, on an as-converted basis (subject to the limitation on conversion of Series A-1 Preferred Stock described below), on all matters submitted to a vote of the Company’s stockholders, subject to applicable law and New York Stock Exchange (“NYSE”) rules. In addition, except as would result in the violation of NYSE rules, the consent of a majority of the shareholders of Series A-1 Preferred Stock is required with respect to matters specified in the Certificate of Designations. The Series A-2 Preferred Stock does not have voting rights.

The Reporting Persons acquired the Series A Preferred Stock for investment purposes. The Reporting Persons regularly review and evaluate strategies with respect to their various investments, including their investments in the Company. In reaching any conclusions regarding their investments, the Reporting Persons will take into consideration a variety of factors, including, but not limited to, the Company’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations.

As noted in Item 3 above, Stephens KCG has entered into an agreement to sell 750 shares of the Series A-1 Preferred Stock to SIE KCG. In addition, Stephens KCG anticipates that it will sell 750 shares of the Series A-1 Preferred Stock to a third party which is not affiliated with the Reporting Persons nor, to the Reporting Persons’ knowledge, affiliated with the Company; provided, however, that no definitive agreement has been reached.

Except as noted above, the Reporting Persons, at this time, do not have any plans or proposals which relate to or would result in (i) any extraordinary corporate transactions involving the Company or (ii) any of the other actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to change their intent at any time and to formulate plans and/or make proposals, and take such actions with respect to their investment in the Company, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

As reported in the Form 10-Q filed with the SEC by the Company on August 9, 2012, the total number of issued and outstanding shares of Common Stock is 97,814,427. This number excludes any shares of the Common Stock issuable upon the conversion of any Series A Preferred Stock.

CUSIP No. 499005106

(a)    (1) Stephens KCG beneficially owns 30,000 shares of the Series A-1 Preferred Stock, which may be converted into 20,000,010 shares of the Common Stock (the “Stephens KCG Shares”) representing approximately 17.0% of the outstanding Common Stock, calculated in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The number of Stephens KCG Shares reflects, as described in Item 3, Stephens KCG’s conversion of 24,030 shares of Series A-2 Preferred Stock to 24,030 shares of Series A-1 Preferred Stock. The number of Stephens KCG Shares does not reflect (i) the anticipated closing of the sale of 750 shares of Series A-1 Preferred Stock to SIE KCG, as described in Item 3, and (ii) the anticipated sale of 750 shares of Series A-1 Preferred Stock as described in Item 4. Upon the anticipated closing of such transactions, Stephens KCG will beneficially own 28,500 shares of Series A-1 Preferred Stock, which may be converted into 19,000,010 shares of the Common Stock representing approximately 16.0% of the outstanding Common Stock, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act. Assuming full conversion of the Series A Preferred Stock into an aggregate of 266,666,800 shares of Common Stock (“Full Conversion”), the Stephens KCG Shares represent approximately 5.5% of the total number of shares of Common Stock outstanding.

(2) SIH, as the sole manager of Stephens KCG, may be deemed to beneficially own the Stephens KCG Shares.

(3) SIE KCG is not the record owner of any capital stock of the Company. Based upon its rights under the securities purchase agreement with Stephens KCG, as described in Item 3 above, SIE KCG may be deemed to beneficially own 750 shares of the Series A-1 Preferred Stock which may be converted into 500,000 shares of the Common Stock (the “SIE KCG Shares”), representing approximately 0.5% of the outstanding Common Stock, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act. Assuming Full Conversion, the SIE KCG Shares represent approximately 0.1% of the total number of shares of Common Stock outstanding.

(4) Warren A. Stephens, as President and owner of SIH, which is the sole manager of Stephens KCG, may be deemed to beneficially own the Stephens KCG Shares. In addition, as President and CEO of Stephens Inc., a registered broker dealer, Mr. Stephens may be deemed to beneficially own 225 shares of the Common Stock held in Stephens Inc. customer accounts as to which Stephens Inc. has discretionary trading authority. Mr. Stephens disclaims beneficial ownership of the shares held for the accounts of Stephens Inc. customers, and such shares are not included in the beneficial ownership amounts for Mr. Stephens set forth herein.

(5) Curtis F. Bradbury, Jr. Mark C. Doramus, and David A. Knight, as co-managers of SIE KCG, may be deemed to have shared voting power and shared dispositive power over the SIE KCG Shares.

(6) Douglas H. Martin and Curtis F. Bradbury, Jr., as co-managers with Mr. Stephens of SIH, which is the sole manager of Stephens KCG, may be deemed to have shared voting power and shared dispositive power over the Stephens KCG shares. Mr. Martin and Mr. Bradbury disclaim beneficial ownership of such shares.

(7) WAS Family Trust One, as the majority shareholder of Stephens KCG, and Harriet C. Stephens, as the sole trustee of WAS Family Trust One, each may be deemed to beneficially own the Stephens KCG shares.

CUSIP No. 499005106

None of the Reporting Persons or other persons identified in Item 2 beneficially own any of the Common Stock except as set forth above.

(b)	Regarding the number of shares of Common Stock as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)    Except as set forth in Item 3, none of the persons named in response to Item 5(a) have effected any transactions in the Common Stock (or securities convertible into the Common Stock) during the past sixty days.

(d)    No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

(1)    SIH is a party to the Registration Rights Agreement which requires the Company to file and cause to be effective a shelf registration statement (the “Shelf Registration Statement”) in respect of any sales by the Investors of the Preferred Stock and Common Stock issued upon the conversion of the Series A Preferred Stock.

(2)    Stephens KCG, as purchaser of the Series A Preferred Stock originally acquired by SIH, has requested the Company to include Stephens KCG as a selling shareholder under the Shelf Registration Statement.

(3)    As described in Item 3, Stephens KCG has entered into an agreement to sell 750 shares of the Series A-1 Preferred Stock to SIE KCG for $750,328.77.

(4)    As described in Item 4, Stephens KCG anticipates that it will sell 750 shares of the Series A-1 Preferred Stock to a third party which is not affiliated with the Reporting Persons nor, to the Reporting Persons’ knowledge, affiliated with the Company; provided, however, that no definitive agreement has been reached. It is anticipated that the sales described in subsections 3 and 4 of this Item 6 shall be made pursuant to the Shelf Registration Statement.

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

7.1	Agreement to File Joint Schedule 13D

7.2	Securities Purchase Agreement dated August 14, 2012 by and between Stephens KCG and SIE KCG

7.3	SIH power of attorney

7.4	Stephens KCG power of attorney

7.5	SIE KCG power of attorney

7.6	Warren A. Stephens power of attorney

7.7	Securities Purchase Agreement, dated August 6, 2012, by and among Knight Capital Group, Inc. and Jefferies & Company, Inc., Jefferies High Yield Trading, LLC, Blackstone Capital Partners VI L.P., Blackstone Family Investment Partnership VI ESC L.P., Blackstone Family Investment Partnership VI L.P., GETCO Strategic Investments, LLC, TD Ameritrade Holding Corporation, Stephens Investments Holdings LLC and Stifel Financial Corp. (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Knight Capital Group, Inc. on August 6, 2012) (SEC File No. 001-14223)

7.8	Certificate of Designations of Preferences and Rights of the Series A-1 Cumulative Perpetual Convertible Preferred Stock and Series A-2 Non-Voting Cumulative Perpetual Convertible Preferred Stock of Knight Capital Group, Inc. (incorporated herein by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by Knight Capital Group, Inc. on August 6, 2012) (SEC File No. 001-14223)

7.9	Registration Rights Agreement, dated as of August 6, 2012 by and among Knight Capital Group, Inc. and Jefferies & Company, Inc., Jefferies High Yield Trading, LLC, Blackstone Capital Partners VI L.P., Blackstone Family Investment Partnership VI ESC L.P., Blackstone Family Investment Partnership VI L.P., GETCO Strategic Investments, LLC, TD Ameritrade Holding Corporation, Stephens Investments Holdings LLC and Stifel Financial Corp. (incorporated herein by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Knight Capital Group, Inc. on August 6, 2012) (SEC File No. 001-14223)

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 16, 2012

Date

/s/ David A. Knight
David A. Knight, as attorney in fact for Stephens Investments Holdings LLC, Stephens KCG LLC, SIE KCG LLC, and Warren A. Stephens